April 1, 2024

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Energea Portfolio 2 LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed February 22, 2024
File No. 024-12347

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 2 LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated March 21, 2024 (the "Comment Letter") with respect to the Company's amended Offering Statement on Form 1-A filed with the Commission on February 22, 2024 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. This letter should be read in conjunction with the amended Offering Statement on Form 1-A/A that will be filed (the "Amendment").

Amendment No. 2 to Offering Statement on Form 1-A
Cover Page

1.     We note your response to prior comment 1. You mention under "Redemption Plan" at page 48 and elsewhere in the offering circular a 60-day hold period and additional restrictions on the ability to sell shares purchased in this offering. In light of these substantial limitations and the absence of liquidity which results from them, please prominently disclose here that (i) purchasers of Class A Investor shares may not be able to sell their shares except by submitting redemption requests to you via your Platform; (ii) purchasers must hold their Class A Investor Shares for at least 60 days before they can request redemption of their shares via your Platform; (iii) if you agree to honor a redemption request, you have 90 days to make payment on such redemption; (iv) your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice; (v) Class A Investor Shares may not be transferred without the Company's consent, which you can withhold in your sole discretion; and (vi) you have a right of first refusal to purchase any Class A Investor Shares proposed to be transferred. At each place that you discuss redemption or possible sales or transfers of the shares by investors, also add cross-references to risk factors which address related risks and limitations on liquidity.

In response to the Staff's comment, the Amendment updates the Offering Statement to include additional disclosure on the cover and elsewhere with respect to the Redemption Plan.

Use of Proceeds, page 11

2.     We note your response to prior comment 5. Please provide estimated percentages of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net proceeds will be allocated as well as the estimated allocable amounts. If there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.

The Company respectfully submits that the table under "Use of Proceeds" on page 11 already discloses the amount of proceeds which would be allocated between existing and new Projects, depending on the amount of proceeds raised in the Offering. If the maximum Offering amount was raised, approximately 41% would be dedicated to the completion of current Projects and 54% to new Projects.

The Amendment updates the Offering Statement to include a table that shows the estimated remaining costs to complete the Company's current Projects and updated disclosure to make clear that the Company expects to use Offering proceeds first to fund completion of current projects, and then to fund new Projects.

3.     You indicate that you might invest in projects using the Manager's capital before raising "enough capital" from investors. You also suggest that offering proceeds "may be used to pay fees owed to the Manager and its affiliates." Provide updated and current tabular disclosure to reflect all such potential uses, and clarify whether the "fees owed" would be separate and distinct from the amounts referenced in footnote 1 to the table. Additionally, if there are factors that may impact your estimated use of proceeds, please include these factors in this section and explain how these factors may impact the estimated uses.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that the Company does not expect to pay fees to the Manager from the proceeds of the Offering. Fees are instead expected to be paid with revenue produced by the Projects. However, it is possible that the revenue from the Projects would be insufficient to pay management fees, at which time, fees may be paid for from the proceeds of this offering. The Company currently does not anticipate that any fees will be paid to the Manager or its affiliates out of the proceeds of the Offering.

The Amendment additionally updates the Offering Statement to note that the estimated cost of completion of current Projects is subject to a number of risks, including construction and development risks, and if such costs exceed the Company's current estimates, there may not be sufficient funds to fully construct current Projects or invest in new Projects.

Distributions, page 32

4.     If true, disclose explicitly here, in the risk factors, and in discussion elsewhere in the offering circular that you have not made any profit to date and that any "distributable cash flow" distributions to investors in the absence of such profit are considered to be a return of capital. Also, please revise generally to ensure that your references to IRR do not potentially result in any reader misunderstanding regarding what the percentages and amounts signify vis-a-vis net income or profit.

In response to the Staff's comment, the Amendment updates the Offering Statement to include a risk factor that the Company has incurred net losses to date and to disclose that because the Company has not made any profit to date, any distributions to Investors is considered a return of capital for U.S. federal income tax purposes. IRR includes all distributable cashflow regardless of its tax distinction and compares the distributable cash flow to the initial principal as cash flow is received over time.

In response to the Staff's comment, we have ensured that references to IRR do not potentially result in any reader misunderstanding regarding what the percentages and amounts signify vis-a-vis net income or profit.

Redemption Plan, page 48

5.     We note your disclosure that your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice for any reason, and you reserve the right to reject any Redemption Request at any time for any reason. Please state this clearly at the outset of this section.

In response to the Staff's comment, the Amendment updates the Offering Statement to include this disclosure.

6.     Revise to disclose how investors will be able to ascertain the redemption price prior to submitting a redemption request.

In response to the Staff's comment, the Amendment updates the Offering Statement to clarify that the Redemption Price is based on the current price of the Class A Investor Shares in effect at the time the Redemption Request is made, which is published on the Platform.

7.     Please file a copy of the Redemption Plan as an exhibit to your offering circular. Refer to Item 17(3)(a) of Part III of Form 1-A.

In response to the Staff's comment, the Redemption Plan has been filed as an exhibit to the Amendment.

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If you have any questions or would like further information concerning our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

/s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Co-Founder and Managing Partner of Energea Global LLC

April 1, 2024